EX.h.2

Columbia Acorn Trust

227 West Monroe

Suite 3000

Chicago, Illinois 60606

May 1, 2012

Reference is made to that certain Transfer, Dividend Disbursing and Shareholders’ Servicing Agreement dated as of May 1, 2012 (the “Agreement”) between Columbia Acorn Trust (the “Trust”) on behalf of each of its series (each a “Fund”) and Columbia Management Investment Services Corp. (“CMIS”). Schedule B of the Agreement provides that each Fund shall pay CMIS for the services provided under the Agreement.

Effective May 1, 2012, each Fund shall pay CMIS for the services to be provided by CMIS under the Agreement an amount equal to the sum of the following:

1.	An annual base fee of $18.50 for each open account, regardless of account type, payable monthly;

2.	The Fund’s Allocated Share of the Reimbursable Out-of-Pocket Expenses, as defined in Schedule B of the Agreement; and

3.	Sub-Transfer Agency fees, as defined in Schedule B of the Agreement, equal to: (i) 0.115% of the Fund’s net assets attributable to retirement plan sponsors, defined contribution plans, 529 Plans (together, “Plans”) or other financial intermediaries that maintain omnibus accounts with the Fund and provide recordkeeping services to beneficial shareholders in such Plans; and (ii) an annual fee of $12.25 for each open sub-account beneficially invested in the Fund through an omnibus account maintained by a fund supermarket, broker-dealer firm or other financial intermediary and not covered by sub-paragraph (i). Sub-Transfer Agency fees are payable on a monthly basis, based on average daily net assets, in an amount equal to a pro rata portion of the annual fee based on the number of calendar days in the month.

From the period beginning on May 1, 2013, and subject to compliance with Section 17(b) of the Agreement, each Fund shall pay CMIS for the services to be provided by CMIS under the Agreement an amount equal to the sum of the following:

1.	An annual base fee of $20.00 for each open account, regardless of account type, payable monthly;

2.	The Fund’s Allocated Share of the Reimbursable Out-of-Pocket Expenses, as defined in Schedule B of the Agreement; and

3.

Sub-Transfer Agency fees, as defined in Schedule B of the Agreement, equal to: (i) 0.18% of the Fund’s net assets attributable to retirement plan sponsors, defined contribution plans, 529 Plans (together, “Plans”) or other financial intermediaries that maintain omnibus accounts with the Fund and provide recordkeeping services to beneficial shareholders in the Plans; and (ii) an annual fee of $14.00 for each open sub-account beneficially invested in the Fund through an omnibus account maintained by a fund supermarket, broker-dealer firm or other financial intermediary and not covered by sub-paragraph (i). Sub-Transfer Agency fees are payable on a monthly basis, based on average daily net assets, in an amount equal to a pro rata portion of the annual fee based on the number of calendar days in the month.

Except as provided herein, nothing in this letter agreement modifies or in any way amends the terms of the Agreement, including the payment obligations established therein.

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed as of the date first above written.

COLUMBIA MANAGEMENT
INVESTMENT SERVICES CORP.

/s/ Stephen T. Welsh
By:	Stephen T. Welsh
President

COLUMBIA ACORN TRUST

/s/ Bruce H. Lauer
By:	Bruce H. Lauer
Vice President, Secretary and Treasurer